May 26, 2010

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Pamela A. Long, Assistant Director

Re:	The Home Depot, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended January 31, 2010
Filed on March 25, 2010
Definitive Proxy Statement on Schedule 14A filed on April 7, 2010
File No. 1-8207

Dear Ms. Long:

This letter responds to the letter dated May 13, 2010 from the U.S. Securities and Exchange Commission (the “Commission”) to The Home Depot, Inc. (the “Company”) setting forth the comments of the staff of the Commission (the “Staff”) on the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2010 (the “Form 10-K”) and certain executive compensation disclosure items included in the Company’s definitive proxy statement on Schedule 14A filed on April 7, 2010 (the “Proxy”). The Staff’s comments have been reproduced below followed by the Company’s response.

Annual Report on Form 10-K for the Fiscal Year Ended January 31, 2010

Item 15. Exhibits, Financial Statements Schedules, page 57

1.	Please tell us what consideration you have given to filing as an exhibit the $3.5 billion credit facility supporting your commercial paper program.

Response: We do not believe that the credit facility is a material contract. The total amount available under the facility, which is currently $3.25 billion (and has never exceeded $3.45 billion), has always been less that 5% of the Company’s total revenue and less than 9% of the Company’s total assets. Further, the Company has never drawn down on the facility, which functions as a backstop facility to support our commercial paper program. The Company has remained in compliance with the facility’s covenants, and they are not expected to impact the Company’s liquidity or capital resources. The credit facility expires in late 2010, and we do not expect any difficulty in replacing it with a new facility. Consequently, the Company determined that the credit facility is not material and therefore did not need to be filed as an exhibit to our Form 10-K.

Ms. Pamela A. Long

May 26, 2010

2.	Please tell us why you have chosen to characterize Exhibits 10.36 and 10.37 as management contracts or compensatory plans or arrangements.

Response: The footnote character denoting management contracts or compensatory plans or arrangements was incorrectly included on Exhibits 10.36 and 10.37, which do not represent management contracts or compensatory plans or arrangements. We will correct this error in future filings.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 32

Compensation Discussion and Analysis, page 32

Compensation Determination Process, page 34

Compensation Consultants, page 34

3.	We note your disclosure that your finance department engaged Tillinghast, an affiliate of your compensation consultant Towers Perrin, to provide actuarial services in exchange for fees of $139,190. We further note that “[i]n accordance with the Committee’s policy, the Committee reviewed a written report from Towers Perrin identifying the amount of fees paid to Tillinghast and Towers Perrin and confirming Towers Perrin’s independence under the policy.” With a view towards future disclosure, please tell us whether the compensation committee or the board approved the finance department’s engagement of Tillinghast. Please refer to Item 407(e)(3)(iii)(A) of Regulation S-K.

Response: The Leadership Development and Compensation Committee (the “Committee”) and the Board of Directors did not approve the engagement of Tillinghast by the finance department because it occurred in 2002, several years prior to the Committee’s initial engagement of Towers Perrin. As noted in our Proxy, however, on an annual basis the Committee does review the fees paid to both Tillinghast and Towers Perrin and confirms that the services provided by Tillinghast do not impair Towers Perrin’s independence under the Committee’s independent compensation consultant policy. In future filings, if applicable, we will clarify our disclosure in this regard.

Summary Compensation Table, page 42

4.	We note your disclosure about perquisites on page 39, as well as the perquisites disclosure on page 44 in footnote (10) to the summary compensation table. With a view towards future disclosure, for each named executive office please provide us with a breakdown of how the SECP dollars were allocated for 2009 (e.g., how much for car and related expenses, how much for financial planning and medical services, etc.). In addition, for each perquisite or personal benefit that exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for that officer, please quantify for us the amount of the perquisite or personal benefit. Please refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Response: Under the Company’s Supplemental Executive Choice Program (the “SECP”), each named executive officer may allocate a portion of his or her SECP allowance to each of the different categories listed on page 39 of the Proxy (financial planning, medical services, car and

Ms. Pamela A. Long

May 26, 2010

related expenses, life and disability insurance, excess personal liability insurance and coverage under a retiree plan), provided that the officer cannot allocate more than $25,000 to any category. As a result, none of amounts allocated by the officers in the individual categories reached the threshold for quantification of perquisites and personal benefits under Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K. In future filings, we will disclose the categories to which each named executive officer allocates his or her allowance. In fiscal 2009, each of the named executive officers allocated a portion of his or her allowance to every category, except that Mr. Ellison did not select disability insurance and Ms. Verschuren did not select financial planning or medical services.

Material Terms of Named Executive Offices Employment Arrangements, page 45

5.	In future filings, please disclose the duration of the agreements and describe how they can be renewed or extended.

Response: All of the employment arrangements with our named executive officers, which are filed as exhibits to our Form 10-K, are “at will” arrangements. Therefore, the arrangements have no set duration and consequently no renewal or extension provisions. In future filings, we will clarify our disclosure to reflect this fact.

*     *     *     *     *     *

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, or need additional information, please do not hesitate to contact me. I may be reached at (770) 384-5535 or by fax (770) 384-5552 or e-mail (jack_vanwoerkom@homedepot.com).

Respectfully submitted,

/s/ Jack A. VanWoerkom
Jack A. VanWoerkom
Executive Vice President, General Counsel and Corporate Secretary

cc:	Dorine H. Miller
Dietrich King
Carol B. Tomé